================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------



                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                      ------------------------------------


                  For the quarterly period ended June 30, 1997
                                                 -------------

                           TEEKAY SHIPPING CORPORATION
             (Exact name of Registrant as specified in its charter)

                        Tradewinds Building, Fifth Floor
                          Bay Street, P.O. Box SS-6293,
                               Nassau, The Bahamas
                     (Address of principal executive office)

                      ------------------------------------


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                        Form 20-F   X    Form 40-F
                                  -----            -----

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             Yes        No   X
                                 -----     -----

          [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- ]

================================================================================

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
         REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 1997

                                      INDEX
                                      -----



                 PART I:           FINANCIAL INFORMATION                   PAGE
                                                                           ----

Item 1.  Financial Statements

              Consolidated Statements of Income
                       and Retained Earnings for the three months
                       ended June 30, 1997 and 1996...........................3

              Consolidated Balance Sheets -
                       June 30, 1997 and March 31, 1997.......................4

              Consolidated Statements of Cash Flows
                       for the three months ended June 30, 1997
                       and 1996...............................................5

              Notes to Consolidated Financial
                       Statements.............................................6

Item 2. Management's Discussion and Analysis of
                       Financial Condition and Results of Operations.........12


PART II:  OTHER INFORMATION..................................................15

SIGNATURES...................................................................16

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME
                              AND RETAINED EARNINGS
                         (in thousands of U.S. dollars)

                                                         Three Months Ended June 30,
                                                       1997                       1996
                                                       ----                       ----
                                                         $       (Unaudited)        $
                                                       ----      -----------      ----

NET VOYAGE REVENUES
Voyage revenues                                         98,274                   90,015
Voyage expenses                                         24,417                   24,907
---------------------------------------------------------------------------------------
Net voyage revenues                                     73,857                   65,108
---------------------------------------------------------------------------------------

OPERATING EXPENSES
Vessel operating expenses                               17,974                   17,668
Time-charter hire expense                                1,292                    1,663
Depreciation and amortization                           23,670                   22,010
General and administrative                               4,773                    4,396
---------------------------------------------------------------------------------------
                                                        47,709                   45,737
---------------------------------------------------------------------------------------
Income from vessel operations                           26,148                   19,371
---------------------------------------------------------------------------------------

Other items
Interest expense                                       (14,092)                 (15,426)
Interest income                                          1,803                    1,479
Other income (loss)                                        154                      (30)
---------------------------------------------------------------------------------------
                                                       (12,135)                 (13,977)
---------------------------------------------------------------------------------------

Net income                                              14,013                    5,394
Retained earnings, beginning of the period             382,178                  363,690
---------------------------------------------------------------------------------------
                                                       396,191                  369,084
Dividends declared and paid                             (6,090)                  (6,000)
---------------------------------------------------------------------------------------
Retained earnings, end of the period                   390,101                  363,084
=======================================================================================
Net income per common share (note 5)                     $0.49                    $0.19
Weighted average number of
   common shares outstanding (note 5)               28,412,665               27,977,813
=======================================================================================



The accompanying notes are an integral part of the consolidated financial statements.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                         (in thousands of U.S. dollars)


                                                         As at                       As at
                                                        June 30,                    March 31,
                                                          1997                        1997
                                                          ----                        ----
                                                            $                           $
                                                          ----                        ----
                                                       (Unaudited)
                                                       -----------
ASSETS
Current
Cash and cash equivalents                                 143,866                     117,523
Accounts receivable
  -trade                                                   23,638                      25,745
  -other                                                      477                       1,066
Prepaid expenses and other assets                          17,408                      14,666
----------------------------------------------------------------------------------------------

Total current assets                                      185,389                     159,000
----------------------------------------------------------------------------------------------

Vessels and equipment (note 4)
At cost, less accumulated depreciation of $479,004
  (March 31, 1997 - $457,779)                           1,215,586                   1,187,399
Advances on vessels                                                                     8,938
----------------------------------------------------------------------------------------------

Total vessels and equipment                             1,215,586                   1,196,337
----------------------------------------------------------------------------------------------

Investment                                                                              6,335
Other assets                                               10,942                      11,166
----------------------------------------------------------------------------------------------

                                                        1,411,917                   1,372,838
==============================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Accounts payable                                           11,020                      16,315
Accrued liabilities                                        38,112                      26,982
Current portion of long-term debt (note 4)                 40,931                      36,283
----------------------------------------------------------------------------------------------

Total current liabilities                                  90,063                      79,580
----------------------------------------------------------------------------------------------

Long-term debt (note 4)                                   680,010                     663,443
----------------------------------------------------------------------------------------------

Total liabilities                                         770,073                     743,023
----------------------------------------------------------------------------------------------

Stockholders' equity
Capital stock (note 5)                                    251,743                     247,637
Retained earnings                                         390,101                     382,178
----------------------------------------------------------------------------------------------

Total stockholders' equity                                641,844                     629,815
----------------------------------------------------------------------------------------------

                                                        1,411,917                   1,372,838
==============================================================================================


Commitments and contingencies (notes 4 and 6)

The accompanying notes are an integral part of the consolidated financial statements.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (in thousands of U.S. dollars)

                                                                        Three Months Ended June 30,
                                                                        1997                   1996
                                                                        ----                   ----
                                                                          $     (Unaudited)      $
                                                                        ----    -----------    ----
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income                                                             14,013                  5,394
Add charges to operations not requiring
a payment of cash and cash equivalents:
    Depreciation and amortization                                      23,670                 22,010
    Other                                                                 382                    511
Change in non-cash working capital items related to
    operating activities                                                4,254                  8,650
-----------------------------------------------------------------------------------------------------
Net cash flow from operating activities                                42,319                 36,565
-----------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from long-term debt                                           35,600                 20,000
Scheduled repayments of long-term debt                                (14,385)                (4,776)
Net proceeds from issuance of Common Stock                              1,385                    251
Cash dividends paid                                                    (3,369)                (3,249)
Other                                                                    (158)                  (223)
-----------------------------------------------------------------------------------------------------
Net cash flow from financing activities                                19,073                 12,003
-----------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment                                (36,711)               (28,020)
Expenditures for drydocking                                            (4,673)                (2,974)
Net cash flow from investment                                           6,335
Other                                                                                            282
-----------------------------------------------------------------------------------------------------
Net cash flow from investing activities                               (35,049)               (30,712)
-----------------------------------------------------------------------------------------------------

Increase in cash and cash equivalents                                  26,343                 17,856
Cash and cash equivalents, beginning of the period                    117,523                101,780
-----------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of the period                          143,866                119,636
=====================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
            (all tabular amounts stated in thousands of U.S. dollars) (Information as at June 30, 1997, and for the Three-Month
               Periods Ended June 30, 1997 and 1996 is unaudited)

1.   Basis of  Presentation

     The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States and the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures required by generally accepted accounting principles for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with the Company's audited financial statements for the fiscal year ended March 31, 1997. In the opinion of management, these statements reflect all adjustments (consisting only of normal recurring accruals), necessary to present fairly, in all material respects, the Company's consolidated financial position, results of operations and cash flows for the interim periods presented. The results of operations for the three-month period ended June 30, 1997 are not necessarily indicative of those for a full fiscal year. Certain of the prior period comparative figures have been reclassified where necessary to conform with the presentation used in the current period.

2.   Cash Flows

     Cash interest paid during the three-month periods ended June 30, 1997 and 1996 totalled approximately $11,626,000 and $6,757,000, respectively.

3.   Income Taxes

     The legal  jurisdictions  of the  countries  in which the  Company  and its
     subsidiaries   are   incorporated   do  not   impose   income   taxes  upon
     shipping-related activities.

4.   Long-Term Debt

                                                            June 30,            March 31,
                                                              1997                1997
                                                                $                   $
     ------------------------------------------------------------------------------------
     First Preferred Ship Mortgage Notes (8.32%)
      U.S. dollar debt due through 2008                     225,000             225,000
     First Preferred Ship Mortgage Notes (9 5/8%)
      U.S. dollar debt due through 2004                     151,200             151,200
     Floating rate (LIBOR + 0.55% to 1 1/2%)
      U.S. dollar debt due through 2010                     344,741             323,526
     ------------------------------------------------------------------------------------
                                                            720,941             699,726
     Less current portion of long-term debt                  40,931              36,283
     ------------------------------------------------------------------------------------
                                                            680,010             663,443
     ====================================================================================

     The 8.32% First Preferred Ship Mortgage Notes due February 1, 2008 (the "8.32% Notes") are collateralized by first preferred mortgages on seven of the Company's Aframax tankers, together with certain other related collateral, and are guaranteed by seven subsidiaries of Teekay that own the mortgaged vessels (the "8.32% Notes Guarantor Subsidiaries") to a maximum of 95% of the fair value of their net assets. As at June 30, 1997, the fair value of these net assets approximated $278 million.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
            (all tabular amounts stated in thousands of U.S. dollars) (Information as at June 30, 1997, and for the Three-Month
               Periods Ended June 30, 1997 and 1996 is unaudited)

4.   Long-Term Debt (cont'd)

     The 9 5/8% First Preferred Ship Mortgage Notes due July 15, 2003 (the "9 5/8% Notes") are collateralized by first preferred mortgages on six of the Company's Aframax tankers, together with certain other related collateral, and are guaranteed by six subsidiaries of Teekay that own the mortgaged vessels (the "9 5/8% Notes Guarantor Subsidiaries") to a maximum of 95% of the fair value of their net assets. As at June 30, 1997, the fair value of these net assets approximated $191 million.

     Condensed financial information regarding the Company, the 9 5/8% Notes Guarantor Subsidiaries, the 8.32% Notes Guarantor Subsidiaries and non-guarantor subsidiaries of the Company is set out in Schedule A of these consolidated financial statements.

     The Company also has an undrawn long-term Revolving Credit Facility available which, as at June 30, 1997, provided for borrowings of up to $134.2 million on a revolving credit basis.

     As at June 30, 1997, the Company was committed to a series of interest rate swap agreements whereby $150 million of the Company's floating rate debt was swapped with fixed rate obligations having an average remaining term of
     16.5 months. The swap agreements expire between October 1998 and December 1998. These arrangements effectively change the Company's interest rate exposure on $150 million of debt from a floating LIBOR rate to an average fixed rate of 5.85%. The Company is exposed to credit loss in the event of non-performance by the counter parties to the interest rate swap agreements; however, the Company does not anticipate non-performance by any of the counter parties.

5.   Capital Stock

     Authorized

      25,000,000      Preferred Stock with a par value of $1 per share
     125,000,000      Common Stock with no par value

     ------------------------------------------------------------------------------------

                                       Common     Thousands     Preferred     Thousands
     Issued and outstanding             Stock     of shares       Stock       of shares
                                          $                         $
     ------------------------------------------------------------------------------------
     Balance March 31, 1997            247,637       28,328         0              0
     Reinvested dividends                2,721           97
     Exercise of stock options           1,385           62
     ------------------------------------------------------------------------------------

     Balance June 30, 1997             251,743       28,487         0              0
     ====================================================================================

     The Company has reserved 2,013,278 shares of Common Stock for issuance upon exercise of options granted pursuant to the Company's 1995 Stock Option Plan. As at June 30, 1997, options to purchase a total of 1,352,332 shares of the Company's Common Stock were outstanding, of which 540,238 options were then exercisable at prices ranging from $21.50 to $27.375 per share. The remaining outstanding options have exercise prices ranging from $21.50 to $33.50 per share. All outstanding options expire between July 19, 2005 and June 13, 2007, ten years after the date of grant.

     Net income per share is based upon the weighted average number of common shares outstanding during each period. Stock options have not been included in the computation of net income per common share since their effect thereon would not be material.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
            (all tabular amounts stated in thousands of U.S. dollars) (Information as at June 30, 1997, and for the Three-Month
               Periods Ended June 30, 1997 and 1996 is unaudited)

5.   Capital Stock (cont'd)

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings per Share". SFAS 128 requires dual presentation of basic earnings per share ("EPS") and diluted EPS on the face of all statements of earnings ending after December 15, 1997 for all entities with complex capital structures. The Company's EPS presentation will be subject to SFAS 128, but the Company does not anticipate the effect on its earnings per share to be material.

6.   Commitments and Contingencies and Subsequent Event

     In April 1997, the Company chartered-in a modern, second-hand Aframax tanker for a period of one year.

     Subsequent to June 30, 1997, the Company chartered-in another modern, second-hand Aframax tanker for a period of one year.

                TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES          SCHEDULE A


              CONDENSED STATEMENTS OF INCOME AND RETAINED EARNINGS
                         (in thousands of U.S. dollars)



                                                                        Three Months Ended June 30, 1997
                                              -------------------------------------------------------------------------------------
                                                             9 5/8% Notes  8.32% Notes                                   Teekay
                                                 Teekay       Guarantor     Guarantor    Non-Guarantor               Shipping Corp.
                                              Shipping Corp  Subsidiaries  Subsidiaries  Subsidiaries  Eliminations  & Subsidiaries
                                                    $             $             $             $             $               $
                                              -------------  ------------  ------------  ------------- ------------  --------------
Net voyage revenues                                                13,162        9,086        109,908      (58,299)         73,857
Operating expenses                                      74          5,728        8,701         91,505      (58,299)         47,709
                                              -------------------------------------------------------------------------------------
   Income (loss) from vessel operations                (74)         7,434          385         18,403                       26,148
Net interest income (expense)                       (8,578)            39           51         (3,801)                     (12,289)
Equity in net income of subsidiaries                22,617                                                 (22,572)             45
Other income                                            48                                      3,328       (3,267)            109
                                              -------------------------------------------------------------------------------------
Net income                                          14,013          7,473          436         17,930      (25,839)         14,013
Retained earnings (deficit),
   beginning of the period                         382,178         11,056      (18,124)       144,125     (137,057)        382,178
Dividends declared and paid                         (6,090)                                                                 (6,090)
                                              -------------------------------------------------------------------------------------
Retained earnings (deficit),end of the period      390,101         18,529      (17,688)       162,055     (162,896)        390,101
                                              ======================================================================================


                                                                        Three Months Ended June 30, 1996
                                              -------------------------------------------------------------------------------------
                                                             9 5/8% Notes  8.32% Notes                                   Teekay
                                                 Teekay       Guarantor     Guarantor    Non-Guarantor               Shipping Corp.
                                              Shipping Corp  Subsidiaries  Subsidiaries  Subsidiaries  Eliminations  & Subsidiaries
                                                   $              $             $             $             $               $
                                              -------------  ------------  ------------  ------------  ------------  --------------
Net voyage revenues                                                 7,549        8,962         95,209      (46,612)         65,108
Operating expenses                                     155          5,537        8,500         78,157      (46,612)         45,737
                                              -------------------------------------------------------------------------------------
   Income (loss) from vessel operations               (155)         2,012          462         17,052                       19,371
Net interest income (expense)                       (8,681)            37           56         (5,359)                     (13,947)
Equity in net income of subsidiaries                14,182                                                 (14,182)
Other income (loss)                                     48                                      3,054       (3,132)            (30)
                                              -------------------------------------------------------------------------------------
Net income                                           5,394          2,049          518         14,747      (17,314)          5,394
Retained earnings (deficit),
   beginning of the period                         363,690         17,377       (1,245)        66,693      (82,825)        363,690
Dividends declared and paid                         (6,000)                                                                 (6,000)
                                              -------------------------------------------------------------------------------------
Retained earnings (deficit),end of the period      363,084         19,426         (727)        81,440     (100,139)        363,084
                                              ======================================================================================

(See Note 4)

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES        SCHEDULE A


                            CONDENSED BALANCE SHEETS
                         (in thousands of U.S. dollars)




                                                                        As at June 30, 1997
                                         ------------------------------------------------------------------------------------------
                                                         9 5/8% Notes   8.32% Notes                                      Teekay
                                            Teekay        Guarantor      Guarantor     Non-Guarantor                 Shipping Corp.
                                         Shipping Corp   Subsidiaries   Subsidiaries   Subsidiaries   Eliminations   & Subsidiaries
                                              $               $              $              $              $                $
                                         -------------   ------------   ------------   -------------  ------------   --------------
   ASSETS
Cash and cash equivalents                          252         17,520         13,117         112,977                        143,866
Other current assets                                58            865            903          39,887         (190)           41,523
                                         ------------------------------------------------------------------------------------------
   Total current assets                            310         18,385         14,020         152,864         (190)          185,389
Vessels and equipment (net)                                   136,615        341,131         737,840                      1,215,586
Advances due from subsidiaries                 360,608                                                   (360,608)
Other assets (principally
   investments in subsidiaries)                671,693                                        10,947     (671,698)           10,942
                                         ------------------------------------------------------------------------------------------
                                             1,032,611        155,000        355,151         901,651   (1,032,496)        1,411,917
                                         ==========================================================================================
   LIABILITIES & STOCKHOLDERS'
   EQUITY
Current liabilities                             15,767          4,700          3,486          66,300         (190)           90,063
Long-term debt                                 375,000                                       305,010                        680,010
Due to (from) parent                                              (57)            23         357,405     (357,371)
                                         ------------------------------------------------------------------------------------------
   Total liabilities                           390,767          4,643          3,509         728,715     (357,561)          770,073
                                         ------------------------------------------------------------------------------------------
Stockholders' Equity
Capital stock                                  251,743             10             23           5,933       (5,966)          251,743
Contributed capital                                           131,818        369,307           4,948     (506,073)
Retained earnings (deficit)                    390,101         18,529        (17,688)        162,055     (162,896)          390,101
                                         ------------------------------------------------------------------------------------------
   Total stockholders' equity                  641,844        150,357        351,642         172,936     (674,935)          641,844
                                         ------------------------------------------------------------------------------------------
                                             1,032,611        155,000        355,151         901,651   (1,032,496)        1,411,917
                                         ==========================================================================================

                                                                        As at March 31, 1997
                                         ------------------------------------------------------------------------------------------
                                                         9 5/8% Notes   8.32% Notes                                       Teekay
                                            Teekay        Guarantor      Guarantor     Non-Guarantor                 Shipping Corp.
                                         Shipping Corp   Subsidiaries   Subsidiaries   Subsidiaries   Eliminations   & Subsidiaries
                                              $               $              $              $              $                $
                                         -------------   ------------   ------------   -------------  ------------   --------------
   ASSETS
Cash and cash equivalents                           32          9,248          8,732          99,511                        117,523
Other current assets                               128            667            755          40,009           (82)          41,477
                                         ------------------------------------------------------------------------------------------
   Total current assets                            160          9,915          9,487         139,520           (82)         159,000
Vessels and equipment (net)                                   137,486        344,315         714,536                      1,196,337
Advances due from subsidiaries                 362,704                                                    (362,704)
Other assets (principally
   investments in subsidiaries)                649,337                                        11,171      (643,007)          17,501
                                         ------------------------------------------------------------------------------------------
                                             1,012,201        147,401        353,802         865,227    (1,005,793)       1,372,838
                                         ==========================================================================================
   LIABILITIES & STOCKHOLDERS'
   EQUITY
Current liabilities                              7,386          4,573          2,581          65,122          (82)           79,580
Long-term debt                                 375,000                                       288,443                        663,443
Due to (from) parent                                              (56)            15         356,656     (356,615)
                                         ------------------------------------------------------------------------------------------
   Total liabilities                           382,386          4,517          2,596         710,221     (356,697)          743,023
                                         ------------------------------------------------------------------------------------------
Stockholders' Equity
Capital stock                                  247,637             10             23           5,933       (5,966)          247,637
Contributed capital                                           131,818        369,307           4,948     (506,073)
Retained earnings (deficit)                    382,178         11,056        (18,124)        144,125     (137,057)          382,178
                                         ------------------------------------------------------------------------------------------
   Total stockholders' equity                  629,815        142,884        351,206         155,006     (649,096)          629,815
                                         ------------------------------------------------------------------------------------------
                                             1,012,201        147,401        353,802         865,227   (1,005,793)        1,372,838
                                         ==========================================================================================

(See Note 4)
                                       10

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES        SCHEDULE A


                       CONDENSED STATEMENTS OF CASH FLOWS
                         (in thousands of U.S. dollars)



                                                                        Three Months Ended June 30, 1997
                                              -------------------------------------------------------------------------------------
                                                             9 5/8% Notes  8.32% Notes                                  Teekay
                                                 Teekay       Guarantor     Guarantor    Non-Guarantor               Shipping Corp.
                                              Shipping Corp  Subsidiaries  Subsidiaries  Subsidiaries  Eliminations  & Subsidiaries
                                                   $              $             $             $             $               $
                                              -------------  ------------  ------------  ------------- ------------  --------------
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
                                              -------------------------------------------------------------------------------------
   Net cash flow from operating activities             108         9,933         5,176         27,102                       42,319
                                              -------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Proceeds from long-term debt                                                                   35,600                       35,600
Repayments of long-term debt                                                                  (14,385)                     (14,385)
Net proceeds from issuance of Common Stock           1,385                                                                   1,385
Other                                               (1,273)            1             8         (2,263)                      (3,527)
                                              -------------------------------------------------------------------------------------
   Net cash flow from financing activities             112             1             8         18,952                       19,073
                                              -------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Expenditures for vessels and equipment                            (1,662)         (799)       (38,923)                     (41,384)
Other                                                                                           6,335                        6,335
                                              -------------------------------------------------------------------------------------
   Net cash flow from investing activities                        (1,662)         (799)       (32,588)                     (35,049)
                                              -------------------------------------------------------------------------------------
Increase in cash and cash equivalents                  220         8,272         4,385         13,466                       26,343
Cash and cash equivalents,
   beginning of the period                              32         9,248         8,732         99,511                      117,523
                                              -------------------------------------------------------------------------------------
Cash and cash equivalents, end of the period           252        17,520        13,117        112,977                      143,866
                                              =====================================================================================



                                                                        Three Months Ended June 30, 1996
                                              -------------------------------------------------------------------------------------
                                                             9 5/8% Notes  8.32% Notes                                  Teekay
                                                 Teekay       Guarantor     Guarantor    Non-Guarantor               Shipping Corp.
                                              Shipping Corp  Subsidiaries  Subsidiaries  Subsidiaries  Eliminations  & Subsidiaries
                                                   $              $             $             $             $               $
                                              -------------  ------------  ------------  ------------- ------------  --------------
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
                                              -------------------------------------------------------------------------------------
   Net cash flow from operating activities           3,016          4,984        5,580         22,985                       36,565
                                              -------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Proceeds from long-term debt                                                                   20,000                       20,000
Repayments of long-term debt                                                                   (4,776)                      (4,776)
Net proceeds from issuance of Common Stock             251                                                                     251
Other                                               (2,946)                                      (526)                      (3,472)
                                              -------------------------------------------------------------------------------------
   Net cash flow from financing activities          (2,695)                                    14,698                       12,003
                                              -------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Expenditures for vessels and equipment                               (776)         (19)       (30,199)                     (30,994)
Other                                                 (102)           192          193             (1)                         282
                                              -------------------------------------------------------------------------------------
   Net cash flow from investing activities            (102)          (584)         174        (30,200)                     (30,712)
                                              -------------------------------------------------------------------------------------
Increase in cash and cash equivalents                  219          4,400        5,754          7,483                       17,856
Cash and cash equivalents,
   beginning of the period                              28          8,613        5,210         87,929                      101,780
                                              -------------------------------------------------------------------------------------
Cash and cash equivalents, end of the period           247         13,013       10,964         95,412                      119,636
                                              =====================================================================================

(See Note 4)
                                       11

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                                  JUNE 30, 1997
                         PART I - FINANCIAL INFORMATION

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

General

Teekay Shipping Corporation (the "Company") is a leading provider of international crude oil and petroleum product transportation services to major oil companies, major oil traders, and government agencies, principally in the region spanning from the Red Sea to the U.S. West Coast. The Company's fleet consists of 44 tankers, including 41 Aframax oil tankers and oil/bulk/ore carriers, two smaller tankers, and one VLCC, for a total cargo-carrying capacity of approximately 4.4 million tonnes. Two of the Company's Aframax tankers are time-chartered in to the fleet.

Approximately 74% of the Company's net voyage revenue is currently derived from spot voyages. The balance of the Company's revenue is generated by two other modes of employment: time charters, whereby vessels are chartered to customers for a fixed period; and by contracts of affreightment ("COAs"), whereby the Company carries an agreed quantity of cargo for a customer over a specified trade route over a specified period of time. In aggregate, approximately 88% of the Company's net voyage revenue is currently derived from spot voyages or spot market-related COAs and time-charters. This dependence on the spot market, which is within industry norms, contributes to the volatility of the Company's revenue, cash flow from operations, and net income. Management believes that the Company has a competitive advantage over other tanker owners in the Aframax spot market.

Historically, the tanker industry has been cyclical, experiencing volatility in profitability resulting from changes in the supply of and demand for tankers. Additionally, tanker markets have exhibited seasonal variations in charter rates. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable winter weather patterns which tend to disrupt vessel scheduling.

Bulk shipping industry freight rates are commonly measured at the net voyage revenue level in terms of "time charter equivalent" (or "TCE") rates, defined as voyage revenues less voyage expenses (excluding commissions), divided by revenue-generating ship-days for the round-trip voyage. Voyage revenues and voyage expenses are a function of the type of charter, either spot charter or time charter, and port, canal and fuel costs depending on the trade route upon which a vessel is sailing, in addition to being a function of the level of shipping freight rates. For this reason, shipowners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. Therefore, the discussion of revenue below focuses on net voyage revenue and TCE rates.

First Quarter Fiscal 1998 versus First Quarter Fiscal 1997

The Company's net income was $14.0 million, or 49 cents per share, in the first quarter of fiscal 1998, up from $5.4 million, or 19 cents per share, in the first quarter of fiscal 1997, reflecting an improvement in the tanker charter market over the prior year.

Income from Vessel Operations

The Company's average fleet size increased 3.0% in the first quarter of fiscal 1998 compared to the first quarter of fiscal 1997, due to the acquisition of a 1988-built Aframax tanker in October 1996.

Net voyage revenues increased 13.4% to $73.9 million in the first quarter of fiscal 1998, as compared to the first quarter of fiscal 1997. This reflects an improvement in tanker charter market conditions, and to a lesser extent, the increase in fleet size, as the Company's fleet achieved an average TCE rate of $21,214 in the first quarter of fiscal 1998, up 11.3% from $19,061 in the first quarter of fiscal 1997.

Vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores and lubes, and miscellaneous expenses, including communications, increased 1.7% to $18.0 million in the first quarter of fiscal 1998 from $17.7 million in the first quarter of fiscal 1997, as a result of an increase in average fleet size, partially offset by a decrease in insurance costs.

Depreciation and amortization expense increased 7.5% to $23.7 million in the first quarter of fiscal 1998 from $22.0 million in the first quarter of fiscal 1997, reflecting the increase in average fleet size, and a higher than usual number of scheduled drydockings. Depreciation and amortization expense included amortization of drydocking costs of $3.3 million in the first quarter of fiscal 1998 and $2.6 million in the first quarter of fiscal 1997.

General and administrative expenses rose 8.6% to $4.8 million in the first quarter of fiscal 1998 from $4.4 million in the first quarter of fiscal 1997, mainly as the result of increases in senior management compensation.

The following table illustrates the relationship between fleet size (measured in ship-days), TCE per revenue-generating ship-day performance, and operating results per calendar ship-day:

                                                     First Quarter       First Quarter
                                                      Fiscal 1998         Fiscal 1997
--------------------------------------------------- ---------------- --------------------
Total calendar ship-days                                 3,813                3,702
Non-revenue days                                           252                  212
--------------------------------------------------- ---------------- --------------------
Revenue-generating ship-days (A)                         3,561                3,490
--------------------------------------------------- ---------------- --------------------
Net voyage revenue before commissions (B)              $75,543              $66,523
(000's)
--------------------------------------------------- ---------------- --------------------
Time charter equivalent (TCE) (B/A)                    $21,214              $19,061
=================================================== ================ ====================
Operating results per calendar ship-day:
     Net voyage revenue                                $19,370              $17,587
     Vessel operating expense                            4,799                4,893
     General and administrative expense                  1,252                1,187
     Drydocking expense                                    857                  699
--------------------------------------------------- ---------------- --------------------
Operating cash flow per calendar ship-day              $12,462              $10,808
=================================================== ================ ====================


Interest Expense

Interest expense decreased 8.6% to $14.1 million in the first quarter of fiscal 1998, from $15.4 million in the first quarter of fiscal 1997, reflecting a reduction in the Company's total debt, as well as lower interest rates on some of the Company's long-term debt.

Liquidity and Capital Resources

During the first quarter of fiscal 1998, the Company's total liquidity, including cash, cash equivalents and undrawn long-term lines of credit, increased to $278.1 million as at June 30, 1997 from $258.6 million as at March 31, 1997, as a result of internally generated cash flow.

Net cash flow from operating activities rose to $42.3 million in the first quarter of fiscal 1998 from $36.6 million in the same period one year ago, reflecting an improvement in tanker charter market conditions.

The Company's scheduled debt repayments were $14.4 million during the first quarter of fiscal 1998, up from $4.8 million in the first quarter of fiscal 1997, as a result of the resumption of scheduled repayments on a portion of the Company's long-term debt. During fiscal 1997, there were no scheduled repayments of debt outstanding under the Company's revolving credit facility, which resulted in a temporary reduction in repayments during that fiscal year.

During the first quarter of fiscal 1998, the Company incurred capital expenditures for vessels and equipment of $36.7 million as a result of the delivery of an Aframax tanker newbuilding, the HAMANE SPIRIT, financed through a $35.6 million term bank loan. Expenditures for drydocking were $4.7 million in the quarter compared to $3.0 million over the same period one year ago, reflecting a larger than usual number of scheduled drydockings.

Dividend payments during the first quarter of fiscal 1998 were $6.1 million,  or
21.5 cents per share, of which $3.4 million was paid in cash and $2.7 million was paid in the form of common shares issued under the Company's dividend reinvestment plan.

Forward-Looking Statements

This Report on Form 6-K for the quarterly period ended June 30, 1997 contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management's current views with respect to future events and financial performance, in particular the statements regarding the Company's competitive advantage over other tanker owners in the Aframax spot market and seasonal variations in the tanker market. The following factors are among those that could cause actual results to differ materially from the forward-looking statements and that should be considered in evaluating any such statement: changes in production of or demand for oil and petroleum products, either generally or in particular regions; greater than anticipated levels of tanker newbuilding orders or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; unanticipated changes in laws and regulations and the Company's ability to comply with all existing and future laws and regulations; changes in demand for modern, high quality vessels; risks incident to vessel operation, including pollution; whether, as is typical, oil consumption in the northern hemisphere will increase in the fall and winter months and unpredictable weather patterns in the winter months will tend to disrupt vessel scheduling, factors that historically have resulted in increased oil price volatility and increased oil trading activity; and other risks detailed from time to time in the Company's periodic reports filed with the U.S. Securities and Exchange Commission. The Company may issue additional written or oral forward-looking statements from time to time which are qualified in their entirety by the cautionary statement contained in this paragraph and in other reports hereafter filed by the Company with the U.S. Securities and Exchange Commission.
                                       14

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                                  JUNE 30, 1997

                           PART II: OTHER INFORMATION


Item 1 - Legal Proceedings

         None

Item 2 - Changes in Securities

         None

Item 3 - Defaults Upon Senior Securities

         None

Item 4 - Submission of Matters to a Vote of Security Holders

         None

Item 5 - Other Information

         As reported in the Company's press release dated July 22, 1997, the Company announced that Anthony Gurnee, the Company's Chief Financial Officer and VP Business Development, has resigned from his position with the Company, and has accepted a position as President of Nedship International, Inc., the New York-based subsidiary of Nedship Bank, effective early September, 1997. He will remain with the Company until the end of July to assist in an orderly transfer of his current responsibilities. Peter Antturi, Controller of the Company since 1992, will act as Chief Financial Officer until a permanent replacement is identified. Mr. Gurnee's responsibilities in the business development area will be reassigned internally.

Item 6 - Exhibits and Reports on Form 6-K

         a.       Exhibits
                  27.1 Financial Data Schedule

         b.       Reports on Form 6-K
                  None


THIS  REPORT  ON  FORM  6-K  IS  HEREBY   INCORPORATED  BY  REFERENCE  INTO  THE
REGISTRATION STATEMENT OF THE COMPANY ON FORM F-3 FILED WITH THE COMMISSION ON OCTOBER 4, 1995.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    TEEKAY SHIPPING CORPORATION



Date:    August 6, 1997             By:    /s/ Peter S. Antturi
                                           -----------------
                                           Peter S. Antturi
                                           Chief Financial Officer


                                       16